Exhibit 99.1

5 Nahum Heftsadie Street, Givaat Shaul, Jerusalem 91340 Israel
April 30, 2019
Dear Shareholder,

You are cordially invited to attend an annual general meeting (the “Meeting”) of the shareholders of Gamida Cell Ltd. (the “Company”), to be held on Tuesday, June 4, 2019, beginning at 5:00 pm, Israel time, at the offices of the Company at 5 Nahum Heftsadie Street, Givaat Shaul, Jerusalem 91340 Israel.

The Company’s notice of the Meeting, as published on Tuesday, April 30, 2019, and the proxy statement (“Proxy Statement”) included within the following pages, describe in detail the matters to be acted upon at the Meeting.

Only shareholders who held shares at the close of business on Monday, May 6, 2019, are entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof. The Company’s board of directors recommends a vote “FOR” each matter set forth in the notice.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting. Accordingly, after reading the enclosed Notice of Annual General Meeting of Shareholders and accompanying Proxy Statement, please sign, date and mail the enclosed proxy card by means of the envelope provided, or otherwise vote by telephone or over the internet in accordance with the instructions given in your proxy card.

We look forward to seeing as many of you as can attend the Meeting.

Very truly yours,

Robert I. Blum
Chairman of the Board of Directors

GAMIDA CELL LTD.

5 Nahum Heftsadie Street, Givaat Shaul, Jerusalem 91340 Israel

Tel: +972-2-659-5666

PROXY STATEMENT

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To be held on June 4, 2019

Notice is hereby given to the holders of ordinary shares, nominal value NIS 0.01 per share, of Gamida Cell Ltd. (the “Company”) in connection with the solicitation by the board of directors of the Company (the “Board”) of proxies for use at the annual general meeting (the “Meeting”) of its shareholders to be held on Tuesday, June 4, 2019, at 5:00 pm Israel time, at the offices of the Company at 5 Nahum Heftsadie Street, Givaat Shaul, Jerusalem 91340 Israel.

The Meeting is being called for the following purposes:

(1)        to elect each of Mr. Steve Wills and Ms. Shawn Tomasello to serve as a Class I director of the Company, and to hold office until the close of business of the annual general meeting of shareholders to be held in 2022 and until their successors are duly elected and qualified, or until such individual’s earlier resignation or retirement;

(2)        to approve an amendment to the terms of office and employment of the Company’s Chief Executive Officer (and a member of the Board), Dr. Julian Adams;

(3)        to approve the compensation terms for members of the Board;

(4)        to approve an amendment of the Company’s 2017 Share Incentive Plan to increase the percentage by which the number of ordinary shares (‘pool’) that is reserved under the Company’s share incentive plans, may increase on an annual basis under the “evergreen” provision of that plan, from 1.5% to 3.5% of the Company’s outstanding share capital ;

(5)        to approve an amendment of the Company’s compensation policy for executive officers and Board members;

(6)        to approve the reappointment of Kost, Forer, Gabbay & Kasierer, a member firm of  Ernst & Young Global, as the Company’s independent auditors for the fiscal year ending December 31, 2019, and its service until the annual general meeting of shareholders to be held in 2020.

The Board recommends that the shareholders vote in favor of each of the above proposals, which will be described in a proxy statement to be made available to the Company’s shareholders.

In addition, shareholders attending the Meeting will have an opportunity to review and ask questions regarding the financial statements of the Company for the fiscal year ended December 31, 2018.

We are currently not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, it is intended that the persons designated as proxies will vote upon such matters in accordance with their best judgment and the interest of the Company.

In accordance with the Israeli Companies Law 5759-1999, and regulations promulgated thereunder (the “Companies Law”), any shareholder of the Company holding at least one percent of the outstanding voting rights of the Company for the Meeting may submit to the Company a proposed additional agenda item for the Meeting, no later than Tuesday, May 7, 2019. To the extent that there are any additional agenda items that the Board determines to add as a result of any such submission, the Company will publish an updated agenda and proxy card with respect to the Meeting, no later than Tuesday, May 14, 2019.

The presence (in person or by proxy) of any two or more shareholders holding, in the aggregate, at least 25% of the voting rights in the Company, constitutes a quorum for purposes of the Meeting. In the absence of the requisite quorum of shareholders at the Meeting, the Meeting will be adjourned to Wednesday, June 5, 2019, at the same time and place, unless otherwise determined at the Meeting in accordance with the Company’s articles of association. At such adjourned meeting the presence of at least two shareholders in person or by proxy (regardless of the voting power represented by their shares) will constitute a quorum.

Only shareholders of record at the close of business on Monday, May 6, 2019, are entitled to notice of, and to vote at, the Meeting, or at any adjournment or postponement thereof.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on a proposal, is necessary for the approval of such proposal.

In addition, under Israeli law, approval of  Proposals 5 and 3 (in the event Proposal 5 is not approved) requires that either one of the following two alternative voting requirements be met as part of the approval by the aforesaid ordinary majority of the shares present and voting thereon:

•
approval by a majority of the ordinary shares held and voted at the Meeting by non-controlling shareholders who do not have a personal interest in the approval of the applicable proposal, excluding abstentions; or

•
the total number of shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) and voted against the applicable proposal, does not exceed two percent (2%) of the aggregate voting rights in the Company.

For purposes of Proposals 5 and 3 (in the event Proposal 5 is not approved), a “controlling shareholder” is any shareholder that has the ability to direct our activities (other than by means of being a director or other office holder of the Company). A person is presumed to be a controlling shareholder (a) if it holds or controls, by itself or together with others, 50% or more of any one of the “means of control” of the Company, or (b) only with respect to Proposal 3 (in the event Proposal 5 is not approved), if it holds or controls, by itself or together with others who also possess a personal interest in the approval of the same transaction, 25% or more of the voting rights in the Company, if no other shareholder holds or controls more than 50% of the voting rights in the Company. “Means of control” is defined under Israeli law as any one of the following: (i) the right to vote at a general meeting of the Company, or (ii) the right to appoint directors of the Company or its chief executive officer.

We are unaware of any shareholders that would be deemed to be a controlling shareholder of our Company as of the current time for purposes of Proposals above.

A “personal interest” of a shareholder includes a personal interest of a shareholder in an action or a transaction of the Company, excluding any interest arising solely from holding our shares, but including the personal interest of the shareholder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants, siblings or parents or the spouse of any of such persons, and the personal interest of any entity in which the shareholder or one of the aforementioned relatives of the shareholder serves as a director or chief executive officer, owns 5% or more of such entity’s outstanding shares or voting rights or has the right to appoint one or more directors or the chief executive officer. Under the Companies Law, in the case of a person voting by proxy, “personal interest” includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion over how to vote.

A controlling shareholder and a shareholder that has a personal interest are qualified to participate in the vote on the proposals; however, with respect to Proposals 5 and 3 (in the event Proposal 5 is not approved), the vote of such shareholders may not be counted towards the majority requirement described in the first bullet-point above nor be counted towards the 2% threshold described in the second bullet-point above.

Please Note: Under Israeli case law, a shareholder must positively inform us whether or not such shareholder is a controlling shareholder or has a personal interest in a proposal which is subject to approval by a majority vote of disinterested shareholders, as in the case of Proposals 5 and 3 (in the event Proposal 5 is not approved). Your failure to check the box on the proxy card indicating that you are not a controlling shareholders and have no personal interest will therefore require us to disqualify your vote on Proposals 5 and 3 (in the event Proposal 5 is not approved)

A proxy statement describing the various matters to be voted upon at the Meeting along with a proxy card enabling the shareholders to indicate their vote on each matter will be mailed on or about May 13, 2019 to all shareholders entitled to participate in and vote at the Meeting. Such proxy statement will also be furnished to the U.S. Securities and Exchange Commission (the “SEC”) under cover of Form 6-K and will be available on the Company’s website www.gamida-cell.com. Proxies must be submitted to the Company or to its transfer agent no later than midnight on the night prior to the Meeting. Proxies delivered to the Company or to its transfer agent after such time will be presented to the chairperson of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies. If your ordinary shares in the Company are held in “street name” (meaning held through a bank, broker or other nominee), you will be able to either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder that enabled you to participate in and to vote your shares at the Meeting (or to appoint a proxy to do so).

In accordance with the Israeli Companies Law, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on any, some or all agenda items for the Meeting, either via mail to the Company’s offices at 5 Nahum Heftsadie Street, Givaat Shaul, Jerusalem 91340 Israel, Attention: Shai Lankry, Chief Financial Officer, or by e-mail to shai@gamida-cell.com, no later than Monday, May 27, 2019. Any position statement received will be furnished to the SEC on Form 6-K, and will be made available to the public on the SEC’s website at http://www.sec.gov.

BY ORDER OF THE BOARD OF DIRECTORS

Robert I. Blum
Chairman of the Board of Directors

April 30, 2019

GAMIDA CELL LTD.
5 Nahum Heftsadie Street, Givaat Shaul, Jerusalem 91340 Israel
Tel: +972-2-659-5666

PROXY STATEMENT

General Information

This proxy statement (the “Proxy Statement”) and the accompanying proxy card are being furnished to the holders of ordinary shares, nominal value NIS 0.01 per share, of Gamida Cell Ltd., an Israeli company (the “Company”), in connection with the solicitation of proxies by the board of directors of the Company (the “Board”), for use at the annual meeting of shareholders of the Company (the “Meeting”) to be held on Tuesday, June 4, 2019, beginning at 5:00 pm Israel time, at the offices of the Company at 5 Nahum Heftsadie Street, Givaat Shaul, Jerusalem 91340 Israel. You are entitled to notice of, and to vote at, the Meeting, if you hold ordinary shares as of the close of business on Monday, May 6, 2019, the record date for the Meeting (the “Record Date”).

The Proxy

Dr. Julian Adams and Shai Lankry may be appointed as proxies by the shareholders entitled to vote at the Meeting with respect to the matters to be voted upon at the Meeting.

All ordinary shares represented by properly executed proxies delivered to the Company by mail at its offices at 5 Nahum Heftsadie Street, Givaat Shaul, Jerusalem 91340 Israel, Attention: Shai Lankry, Chief Financial Officer, or by e-mail to shai@gamida-cell.com, or to its transfer agent, Broadridge Corporate Issuer Solutions, Inc., by mail to 1717 Arch St., Suite 1300, Philadelphia, Pennsylvania 19103, will be voted as specified in the instructions indicated in such proxies. Proxies must be submitted to the Company or to its transfer agent no later than midnight on the night prior to the Meeting. Proxies delivered to the Company or to its transfer agent after such time will be presented to the chairperson of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies. If you are a shareholder of record as of the record date for the Meeting, subject to applicable law and the rules of the Nasdaq Stock Market (“Nasdaq”), if no instructions are indicated in such proxies with respect to the Proposal, the shares represented by properly executed and received proxies will be voted “FOR” each of the Proposals. If you hold your shares in “street name” through a broker, bank or other nominee, you are considered, with respect to those shares, a beneficial owner. Absent specific instructions from the beneficial owner of the shares, brokers are not allowed to exercise their voting discretion with respect to any items presented at the Meeting, as described below.

Revocation of Proxies

A shareholder may revoke a proxy in one of the following ways: (i) by written notice of the revocation of the proxy delivered by mail to the Company at its offices at 5 Nahum Heftsadie Street, Givaat Shaul, Jerusalem 91340 Israel, Attention: Shai Lankry, Chief Financial Officer, or by e-mail to shai@gamida-cell.com, or to its transfer agent, Broadridge Corporate Issuer Solutions, Inc., by mail to 1717 Arch St., Suite 1300, Philadelphia, Pennsylvania 19103, before midnight on the night prior to the time of the Meeting canceling the proxy or appointing a different proxy, (ii) by written notice of the revocation of the proxy delivered at the Meeting to the chairman of the Meeting or (iii) by attending and voting in person at the Meeting. Attendance at the Meeting will not in and of itself constitute revocation of a proxy.

Shareholders Entitled to Vote – Record Date

Shareholders of record who held ordinary shares at the close of business on Monday, May 6, 2019, are entitled to notice of, and to vote at, the Meeting. In addition, shareholders who, as of the Record Date, held ordinary shares through a bank, broker or other nominee which is a shareholder of record of the Company at the close of business on the Record Date, or which appears in the participant list of a securities depository on that date, are considered to be beneficial owners of shares held in “street name.” These proxy materials are being forwarded to beneficial owners by the bank, broker or other nominee that is considered the holder of record with respect to the Company’s ordinary shares. Beneficial owners have the right to direct how their shares should be voted and are also invited to attend the Meeting, but may not actually vote their shares in person at the Meeting unless they first obtain a signed proxy from the record holder (that is, their bank, broker or other nominee) giving them the right to vote the shares.

As of April 23, 2019, there were 25,606,423 ordinary shares issued, outstanding and entitled to vote at the Meeting.

Quorum and Required Vote

Pursuant to the Company’s Articles of Association, the quorum required for the Meeting consists of at least two shareholders present, in person or by proxy, who hold or represent between them at least 25% of the Company’s voting power. If a quorum is not present within thirty (30) minutes from the time appointed for the Meeting, the Meeting will stand adjourned to Wednesday, June 5, 2019, at the same time and place, unless otherwise determined at the Meeting in accordance with the Company’s articles of association (the “Adjourned Meeting”). At such Adjourned Meeting the presence of at least two shareholders in person or by proxy (regardless of the voting power represented by their shares) will constitute a quorum.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner attends the Meeting but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner.  Brokers that hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. Absent specific instructions from the beneficial owner of the shares, however, brokers are not allowed to exercise their voting discretion with respect to any proposals that are considered non-routine. If you hold your shares in “street name” and do not provide your broker with specific instructions regarding how to vote on any proposal, your broker will not be permitted to vote your shares on the proposal, resulting in a “broker non-vote.”  Therefore, it is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to count for all proposals.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of each proposal.

The Board recommends shareholders vote “FOR” each of the Proposals set forth in the Proxy Statement.

Except for the purpose of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote. Abstentions will not be treated as either a vote “FOR” or “AGAINST” a matter.

On each matter submitted to the shareholders for consideration at the Meeting, only ordinary shares that are voted on such matter will be counted toward determining whether shareholders approved the matter. Ordinary shares present at the Meeting that are not voted on a particular matter (including broker non-votes) will not be counted in determining whether such matter is approved by shareholders.

Each ordinary share is entitled to one vote on each proposal or item that comes before the Meeting. If two or more persons are registered as joint owners of any ordinary share, the right to vote at the Meeting and/or the right to be counted as part of the quorum thereat will be conferred exclusively upon the more senior among the joint owners attending the meeting in person or by proxy. For this purpose, seniority will be determined by the order in which the names appear in the Company’s Register of Shareholders.

How You Can Vote

You can vote your shares by attending the Meeting. If you do not plan to attend the Meeting, the method of voting will differ for shares held as a record holder and shares held in “street name” (through a broker, trustee or nominee). Record holders of shares will receive proxy cards. Holders of shares in “street name” will receive either proxy cards or voting instruction cards directly from their bank, broker or nominee in order to instruct their banks, brokers or other nominees on how to vote.

Shareholders of Record

If you are a shareholder of record (that is, you hold a share certificate that is registered in your name or you are listed as a shareholder in the Company’s share register), you can submit your vote by completing, signing and submitting a proxy card, which has or will be sent to you and which will be accessible at the Investors portion of the Company’s website, as described below under “Availability of Proxy Materials.”

Please follow the instructions on the proxy card. If you provide specific instructions (by marking a box) with regard to the proposals, your shares will be voted as you instruct. The persons named as proxies in the enclosed proxy card will furthermore vote in accordance with the recommendations of the Board on any other matters that may properly come before the Meeting.

Shareholders Holding in “Street Name”

If you hold ordinary shares in “street name,” that is, you are an underlying beneficial holder who holds ordinary shares through a bank, broker or other nominee, the voting process will be based on your directing the bank, broker or other nominee to vote the ordinary shares in accordance with the voting instructions on your voting instruction card. Because a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Meeting unless you obtain a “legal proxy” from the bank, broker or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

Please follow the instructions on the voting instruction card received from your bank, broker or nominee. You may also be able to submit voting instructions to a bank, broker or nominee by phone or via the Internet if your voting instruction card describes such voting methods. Please be certain to have your control number from your voting instruction card ready for use in providing your voting instructions.

It is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares if the shareholder wants its shares to count for the proposal.

Voting Results

The preliminary voting results will be announced at the Meeting. The final voting results will be tallied by the Company’s General Counsel and Secretary based on the information provided by the Company’s transfer agent or otherwise and will be published following the Meeting on a Form 6-K that will be furnished to the SEC.

Proxy Solicitation

The Company will bear the costs of solicitation of proxies for the Meeting. In addition to solicitation by mail, directors, officers and employees of the Company may solicit proxies from shareholders by telephone, personal interview or otherwise. Such directors, officers and employees will not receive additional compensation, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Brokers, nominees, fiduciaries and other custodians have been requested to forward soliciting material to the beneficial owners of ordinary shares held of record by them, and such custodians will be reimbursed by the Company for their reasonable out-of-pocket expenses. The Company may also retain an independent contractor to assist in the solicitation of proxies. If retained for such services, the costs will be paid by the Company. Proxies must be submitted to the Company or to its transfer agent no later than midnight on the night prior to the Meeting. Proxies delivered to the Company or to its transfer agent after such time will be presented to the chairperson of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies.

Availability of Proxy Materials

Copies of the proxy card, the Notice of the Annual Meeting of Shareholders and this Proxy Statement are available at the Investors section of our Company’s website, www.gamida-cell.com. The contents of that website are not a part of this Proxy Statement.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

For information regarding compensation granted to our office holders during or with respect to the year ended December 31, 2018, please see Item 6 B. of our annual report on Form 20-F for the year ended December 31, 2018, which was filed with the SEC on February 25, 2019, and is accessible through the Company’s website at www.gamida-cell.com or through the SEC’s website at www.sec.gov.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of April 23, 2019 by:

●	each of our directors and executive officers;

●	all of our executive officers and directors as a group; and

●	each person (or group of affiliated persons) known by us to be the beneficial owner of more than 5% of the outstanding ordinary shares.

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. For purposes of the table below, we deem ordinary shares issuable pursuant to options that are currently exercisable or exercisable within 60 days as of April 15, 2019, if any, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of ordinary shares beneficially owned is based on 25,606,423 ordinary shares outstanding as of April 23, 2019.

Except where otherwise indicated, we believe, based on information furnished to us by such owners and based on public information, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares. In addition, none of our shareholders have different voting rights from other shareholders. To the best of our knowledge, we are not owned or controlled, directly or indirectly, by another corporation or by any foreign government. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Unless otherwise noted below, the address of each shareholder, director and executive officer is c/o Gamida Cell Ltd., 5 Nahum Heftsadie St., Givaat Shaul, Jerusalem 91340, Israel.

	As of April 23, 2019(1)
	Ordinary Shares	%
Holders of more than 5% of our voting securities:

Access Industries (2)	6,792,489	26.4
Novartis Pharma A.G.(3)	5,194,054	19.6
Smartmix Limited(4)	2,857,331	10.7
Elbit Cord Blood Limited Partnership(5)	2,685,590	10.5
Shavit Capital Funds(6)	2,575,801	9.9
Israel HealthCare Ventures 2 LP Incorporated (IHCV II)(7)	1,915,508	7.4

Directors and executive officers who are not 5% holders:

Dr. Julian Adams	*	*
Shai Lankry	*	*
Josh Hamermesh	*	*
Tzvi Palash	*	*
Tony Peled(8)	332,499	1.3
Dr. Ronit Simantov	*	*
Thomas Klima	*	*
Robert I. Blum	*	*
Ofer Gonen	*	*
Boaz Lifshitz	*	*
Kenneth I. Moch	*	*
Michael S. Perry	*	*
Roger Kornberg	*	*
Nurit Benjamini	*	*

All directors and executive officers as a group (14 persons)(9)	629,230	2.5

* Indicates beneficial ownership of less than 1% of the total ordinary shares outstanding.

(1)	The percentages shown are based on 25,606,423 ordinary shares issued and outstanding as of April 23, 2019.

(2)
Consists of: (i) 1,507,369 ordinary shares and 160,743 ordinary shares issuable upon exercise of outstanding warrants held by Clal Biotechnology Industries Ltd., or CBI; (ii) 1,374,377 ordinary shares ordinary shares held by Bio Medical Investment (1997) Ltd., or Bio Medical, a wholly owned subsidiary of CBI; and (iii) 3,750,000 ordinary shares held by AI Gamida Holdings LLC. Clal Industries Ltd. owns 47% of the outstanding shares of, and controls, CBI. Clal Industries Ltd. is wholly owned by Access AI Ltd., which is owned by AI Diversified Holdings S.à r.l., which is owned by AI Diversified Parent S.à r.l., which is owned by AI Diversified Holdings Limited, or AIDH Limited. AIDH Limited is controlled by AI SMS L.P, or AI SMS. Access Industries Holdings LLC, or AIH, owns a majority of the equity of AI SMS, and Access Industries, LLC, or LLC, holds a majority of the outstanding voting interests in AIH. Access Industries Management, LLC, or AIM, controls LLC and AIH, and Len Blavatnik controls AIM. The address of each of Clal Industries Ltd., CBI and Bio Medical is the Triangular Tower, 3 Azrieli Center, Tel Aviv 67023, Israel and the address of each of foregoing other than Clal Industries Ltd., CBI and Bio Medical is 730 Fifth Avenue, 20th Floor, New York, NY 10019.

(3)	Consists of 4,336,759 ordinary shares and 857,295 ordinary shares issuable upon exercise of outstanding warrants. The principal address of Novartis A.G. is Lichtstrasse 35 4056 Basel, Switzerland.

(4)
Consists of 1,785,714 ordinary shares and 1,071,617 ordinary shares issuable upon exercise of outstanding warrants held by SMARTMIX LIMITED. The controlling shareholder of SMARTMIX LIMITED is VMS Investment Fund II, L.P. VMS Investment Fund II, L.P. is managed by VMS Investment Management GP II Limited in its capacity as the general partner. The controlling shareholder of VMS Investment Management GP II Limited is VMS Investment Management Inc. The controlling shareholder of VMS Investment Management Inc. is VMS Financial Services Group Limited. The controlling shareholder of VMS Financial Services Group Limited is VMS Holdings Limited. The controlling shareholder of VMS Holdings Limited is MAK Siu Hang Viola. The address of each of foregoing other than VMS Investment Fund II, L.P., VMS Investment Management GP II Limited and MAK Siu Hang Viola is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. The address of each of VMS Investment Fund II, L.P. and VMS Investment Management GP II Limited is 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands. The address of MAK Siu Hang Viola is 4/F, No. 24 Belleview Drive, Repulse Bay Garden, Hong Kong.

(5)
Consists of 2,685,590 ordinary shares held by Elbit Cord Blood Limited Partnership, or ECB. The controlling interest holder of ECB is Elbit Medical Technologies Ltd. The controlling shareholder of Elbit Medical Technologies Ltd. is Elbit Imaging Ltd. The principal address of each of the foregoing is 3 Shimshon, Olympia A Tower, Petach Tikva 4952701, Israel.

(6)
Consists of (i) 1,124,574 ordinary shares and 206,971 ordinary shares issuable upon exercise of outstanding warrants held by Shavit Capital Fund III (US), L.P. (ii) 156,401 ordinary shares and 28,784 ordinary shares issuable upon exercise of outstanding warrants held by Shavit Capital Fund 3 (Israel), L.P., (iii) 556,082 ordinary shares and 102,343 ordinary shares issuable upon exercise of outstanding warrants held by Shavit Capital Fund IV (US), L.P., (iv) 297,900 ordinary shares and 54,827 ordinary shares issuable upon exercise of outstanding warrants held by Shavit Capital Fund 4 (Israel), L.P., and (v) 21,723 ordinary shares and 26,196  ordinary shares issuable upon exercise of outstanding warrants held by Mr. Gary Leibler. Gabriel Capital Management Ltd. (“GCM”) is the management company of Shavit Capital Fund III (US), L.P.,  Shavit Capital Fund 3 (Israel), L.P., Shavit Capital Fund IV (US), L.P. and Shavit Capital Fund 4 (Israel), L.P. and Gary Leibler is the sole shareholder of the sole shareholder of GCM. The address of each of the foregoing other than Gary Leibler is Jerusalem Technology Park, Building 1B, Box 70, Malha, Jerusalem, 96951 Israel. The address of Gary Leibler is 4a Gidon Street, Jerusalem 9350604 Israel.

(7)
Consists of 1,808,347 ordinary shares and 107,161 ordinary shares issuable upon exercise of outstanding warrants held by Israel HealthCare Ventures 2 L.P., or IHCV 2. The general partner of IHCV2 is IHCV2 General Partner Limited, which is controlled by its directors Fort Limited and Elton Limited. The controlling shareholder of Fort Limited and Elton Limited is Fort Management Services Limited. The controlling shareholder of Fort Management Services Limited is Jos Ensink. The address of each of the foregoing is Bordage House, Le Bordage, St Peter Port, Guernsey, GY1 1BU.

(8)	Consists of 23,600 ordinary shares and options to purchase 308,899 ordinary shares, which are currently exercisable or will become exercisable within 60 days of April 23, 2019.

(9)	Consists of 23,600 ordinary shares and options to purchase 605,630 ordinary shares, which are currently exercisable or will become exercisable within 60 days of April 23, 2019.

BACKGROUND FOR ELECTION OF DIRECTORS

Under our current Articles of Association, the number of directors on the Company’s Board is fixed at not less than five (5) and not more than eleven (11) members. The minimum and maximum number of directors who could be appointed may be changed, at any time and from time to time, by a simple majority vote of the board of directors. Currently, there are eight (8) directors serving on the Board.

Pursuant to the most recent resolution of the shareholders of the Company, our directors are divided into the three classes set forth in the Company’s Articles of Association, as follows:

(i)
the Class I directors are Dr. Boaz Lifshitz and Dr. Roger Kornberg, and their terms will expire at the annual general meeting of the shareholders to be held in 2019 and when their successors are elected and qualified;

(ii)
the Class II directors are Kenneth I. Moch, Dr. Michael S. Perry and Ms. Nurit Benjamini, and their terms will expire at the first annual general meeting of the shareholders to be held following the meeting referred to in clause (i) above and when their successors are elected and qualified; and

(iii)
the Class III directors are Robert I. Blum, Dr. Julian Adams and Ofer Gonen, and their terms will expire at the first annual general meeting of the shareholders to be held following the meeting referred to in clause (ii) above and when their successors are elected and qualified.

At the Meeting, the shareholders will be asked to elect Mr. Steve Wills and Ms. Shawn Tomasello as Class I directors, following their nomination by the majority of independent directors of the Board.

Under the corporate governance standards of Nasdaq, a majority of our directors must meet the independence requirements specified in those rules. Following the Meeting, assuming the election of all nominees, our Board will consist of eight (8) members, seven (7) of whom will be independent under the rules of the Nasdaq. Specifically, our Board has determined that Robert I. Blum, Ofer Gonen, Steve Wills, Kenneth I. Moch, Michael S. Perry, Nurit Benjamini and Shawn Tomasello meet the independence standards under the rules of Nasdaq. In reaching this conclusion, the Board determined that the director does not have a relationship that would preclude a finding of independence and any relationships that this director has with us do not impair their independence.

Under the Company’s current Articles of Association, the directors who are serving in office will be entitled to act even if a vacancy occurs on the Board. However, should the number of directors, at the time in question, become less than the minimum set forth in our Articles of Association, the remaining director(s) will be entitled to act for the purpose of filling the vacancies which will have occurred on the Board or for convening a general meeting, but not for any other purpose.

PROPOSAL ONE
ELECTION OF CLASS I DIRECTORS
Background

Our board of directors has nominated for election, and our shareholders are being asked to elect, each of Mr. Steve Wills  and Ms. Shawn Tomasello, to serve as a Class I director of the Company, such office to expire at the annual general meeting of shareholders to be held in 2022.

Each of Mr. Steve Wills and Ms. Shawn Tomasello has consented to being named in this Proxy Statement and informed us that he or she is willing to serve as a director if elected.

In accordance with the Companies Law, each of Mr. Steve Wills and Ms. Shawn Tomasello has certified to us that he or she satisfies all of the requirements of the Companies Law to serve as a director of a public company. Such certifications will be available for inspection at the Meeting.

At the Meeting, the shareholders will be asked to elect Mr. Steve Wills and Ms. Shawn Tomasello to serve as director of the Company,  to serve as a Class I director, and to hold office until the annual general meeting of shareholders to be held in 2022. If elected, Mr. Wills will join our audit committee, and Ms. Tomasello will join our compensation committee:

Stephen T. Wills (62) has served, since 1997, as Executive Vice President, Secretary, Treasurer and Chief Financial Officer of Palatin Technologies, Inc. (NYSE: PTN), a publicly‑held biopharmaceutical company developing targeted, receptor‑specific peptide therapeutics for the treatment of diseases with significant unmet medical need and commercial potential. He has served in various roles at Palatin since 1997, including as Executive Vice President of Operations from 2005 until June 2011 and as Chief Operating Officer and Executive Vice President from 2011 to present. Mr. Wills served as Executive Chairman and Interim Principal Executive Officer of Derma Sciences, Inc. (“Derma”), a publicly‑held company providing advanced wound care products, from December 2015 until February 2017 when Derma was acquired by Integra Life Sciences Holding Corporation. Mr. Wills also served as the lead director of Derma until December 2015 and as Derma’s Chief Financial Officer from 1997 to 2000. Mr. Wills serves as chairman of the board of Mediwound Ltd. (NASDAQ: MDWD). Mr. Wills served on the board of trustees and executive committee of The Hun School of Princeton, and, from 1991 to 2000, he was the President and Chief Operating Officer of Golomb, Wills & Company, P.C., a public accounting firm. Mr. Wills, a certified public accountant, received his B.S. in accounting from West Chester University, and an M.S. in taxation from Temple University.

Shawn Tomasello (61) has served from 2015 to 2018 as the Chief Commercial Officer of Kite Pharma, Inc., a company engaged in the development of cancer immunotherapy products, which was acquired by Gilead Sciences, Inc. in August 2017. Prior to joining Kite Pharma (now, a part of Gilead Sciences, Inc.), Ms. Tomasello served as the Chief Commercial Officer of Pharmacyclics Inc. (Nasdaq: PCYC), a pharmaceutical manufacturer acquired by Abbvie, Inc. in 2015, a position she held from August 2014 to July 2015. From April 2005 to August 2014, Ms. Tomasello was employed at Celgene Corporation (Nasdaq: CELG), initially as the Vice President, Sales and Training, and then as President of the Americas, Hematology and Oncology, where she was responsible for all aspects of the commercial organization encompassing multiple brands spanning 11 indications. Prior to joining Celgene Corporation, Ms. Tomasello was with Genentech, Inc. (formerly NYSE: DNA) from 1989 through 2005. Her last position at Genentech was National Director, Hematology Franchise (Rituxan®) from early 2003 to April 2005. Ms. Tomasello serves on the board of directors of Diplomat Pharmacy, Inc (NYSE: DPLO), Urogen Pharma Ltd. (NASDAQ: URGN), Clementia Pharmaceuticals, Inc. (NASDAQ: CMTA), Mesoblast Limited (ASX:MSB) Centrexuin Theraoeutics and Oxford BioTheraoeutics. Ms. Tomasello received her B.S. in Marketing from the University of Cincinnati and her M.B.A. from Murray State University, KY.

Proposed Resolutions

We are therefore proposing to adopt the following resolution:

RESOLVED, to elect each of Mr. Steve Wills and Ms. Shawn Tomasello to serve as a Class I director of the Company, and to hold office until the annual general meeting of shareholders to be held in 2022 and until their successors are duly elected and qualified, or until such individual’s earlier resignation or retirement.

Required Vote

See “Quorum and Required Vote” above.

Board Recommendation

The Board unanimously recommends that you vote “FOR” the proposed resolution.

PROPOSAL TWO
APPROVAL OF AMENDMENT TO THE EMPLOYMENT TERMS OF DR. JULIAN ADAMS

Background

We entered into a letter agreement with Dr. Julian Adams, our director and chief executive officer, dated November 20, 2017.

Under the terms of the letter agreement. Dr. Adams is entitled to a gross monthly salary of $41,677, which is equivalent to a gross salary of $500,000 on an annualized basis (the “Base Salary”), reimbursement of business expenses, disability coverage and health insurance coverage in accordance with the Company’s health care plan. In addition, Dr. Adams is eligible to receive a cash incentive target gross bonus equal to 40% of the annual Base Salary (the “Incentive Bonus”). The Incentive Bonus is based on the attainment of performance goals and milestones as will be determined by the board of directors of the Company.

Upon termination of his employment (other than for cause), Dr. Adams is entitled to receive, during up to eight months following the date on which his employment is terminated, the annual Incentive Bonus, pro-rated for the portion of that year until the last day of employment, a monthly payment equal to the Base Salary, the cost of health insurance premium and disability benefit premiums as in effect on the date of termination of his employment.

In the event of a change of control of the Company, if Dr. Adams’ employment is terminated by the Company without cause, or if he resigns on account of good reason, each within 12 months following the change of control, then Dr. Adams will be entitled to a bonus payment equal to his target annual bonus as well as full acceleration of any options granted to him until the date of the change of control.

At the Meeting, our shareholders will be asked to approve the following amendments to the employment terms of Dr. Adams: (i) to approve an increase to Dr. Adams Base Salary to a gross monthly salary of $43,167, which is equivalent to a gross salary of $518,000 on an annualized basis effective as of March 1, 2019; and (ii) a grant of options to purchase 138,000 ordinary shares of the Company (the “Options”). The exercise price of the Options shall be $11.01, which is the closing price of an ordinary share on Nasdaq on the date of approval by the Board (and in any event shall not be less than the fair market value on the date of the grant). The Options are granted under the Company’s 2017 Share Option Plan, as amended (the “Plan”) and in accordance with the terms and conditions of the Company’s  customary option agreement. The Options will vest and become exercisable under the following schedule: twenty-five percent (25%) of the Options, on the first anniversary of the grant date, and six and one-quarter percent (6.25%) of the Options, at the end of each subsequent three-month period thereafter over the course of the following three (3) years, subject to an acceleration in the event of certain terminations of employment within a certain period of time after a change of control; provided that Dr. Adams remains continuously as an employee or service provider of the Company or its subsidiary throughout such vesting dates. The term of the Options will be 10 years, unless they expire earlier in accordance with the terms of the Plan.

The proposed amendments to the employment terms of Dr. Adams were approved by the compensation committee and the Board while considering, among others, Dr. Adams’ performance and contribution to the Company as well as his experience and the terms of the Company’s Compensation Policy. When reviewing Dr. Adams terms of employment, the compensation committee and the Board reviewed a peer group compensation survey prepared by an independent compensation advisor and considered market trends in similar companies. The employments terms of Dr. Adams following the proposed amendments are consistent with our Compensation Policy.

Proposed Resolutions

We are therefore proposing to adopt the following resolution:

 “RESOLVED, to approve the amendment to the terms of employment of Dr. Adams, a director and Chief Executive Officer of the Company, as described in the Proxy Statement, dated April 30, 2019.”

Required Vote

See “Quorum and Required Vote” above.

Shareholders should be aware that the Company will not be authorized to amend Mr. Adams’ employment terms unless this Proposal 2 is approved by the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon.

Board Recommendation

The Board recommends that the shareholders vote “FOR” the proposed resolution.

PROPOSAL THREE
APPROVAL OF COMPENSATION TERMS FOR DIRECTORS

Background

Prior to our initial public offering, our board of directors and shareholders approved that each of the Company’s non-executive directors is entitled to the following payments, which are paid in arrears, in quarterly installments: (i) an annual fee of $40,000 plus VAT, if applicable, (ii) for each committee membership an additional annual fee of $10,000 plus VAT, if applicable, (iii) for chairmanship of the board of directors an additional annual fee of $10,000 plus VAT, if applicable, and (iv) for each chairmanship of a committee of the board of directors an additional annual fee of $5,000 plus VAT, if applicable. In addition, each of the Company’s non-executive directors, other than the chairman of the board of directors, is entitled to receive an annual grant of options to purchase 10,000 ordinary shares of the Company, and the chairman of the board of directors is entitled to receive an annual grant of options to purchase 15,000 ordinary shares of the Company.

In order to promote retention and motivation of our directors and to better align the compensation terms with our Board member's duties, our compensation committee and Board had resolved to approve and recommend to the shareholders of the Company to approve the following changes to the directors compensation:

(i) for nominating committee membership an additional annual fee of $4,000, instead of an additional annual fee of $10,000, and an annual chairperson fee of $7,500, instead of a total annual fee of $15,000, in each of such cases, plus VAT if applicable;

(ii) each of the Company’s non-executive directors, other than the chairman of the board of directors, will be entitled to receive a grant of options to purchase 18,000 ordinary shares of the Company upon his or her initial appointment or election and thereafter an annual grant of options to purchase 12,000 ordinary shares of the Company; and

(iii) the chairperson of the Board will be eligible for an annual fee of $60,000 plus VAT, if applicable, instead of $50,000 (in addition to any committee fee payable and the annual equity grant as provided above).

These compensation terms of Company’s directors are consistent with the Company’s compensation policy as proposed to be amended under Proposal 5. When reviewing these terms, the compensation committee and the Board reviewed a peer group compensation survey prepared by an independent compensation advisor and considered market trends in similar companies.

Each director would also be entitled to the same directors’ and officers’ liability insurance coverage and indemnification and exculpation arrangements available to all officers and directors of the Company, as previously approved by the Company’s shareholders.

Proposed Resolution

We are therefore proposing to adopt the following resolution:

RESOLVED, to approve the compensation terms for directors of the Company, as described in the Proxy Statement, dated April 30, 2019.

Required Vote

See “Quorum and Required Vote” above.

Board Recommendation

The Board unanimously recommends that you vote “FOR” the proposed resolution.

PROPOSAL FOUR

AMENDMENT OF 2017 SHARE INCENTIVE PLAN TO INCREASE AMOUNT OF ANNUAL AUTOMATIC “EVERGREEN” INCREASE IN SHARE POOL
Background

Our compensation committee, Board and management all believe that the effective use of share-based, long-term incentive compensation is vital to our continued ability to recruit, hire and retain the individuals required to successfully execute our business plan and achieve strong performance in the future.  Share-based compensation incentivizes our officers, employees and directors by providing a direct link between compensation and long-term shareholder value creation.  In furtherance of these objectives, our compensation committee and Board have adopted an amendment to our 2017 Share Incentive Plan, or the 2017 Plan, subject to the approval of our shareholders at the Meeting.

The amendment relates to the so-called “evergreen” provision of the 2017 Plan.  Under this provision, the maximum aggregate number of ordinary shares that may be issued pursuant to awards under the 2017 Plan increases automatically on January 1 of each calendar year, beginning with 2019, by a number of shares equal to the lesser of: (i) an amount determined by our Board, if so determined prior to the January 1 of the calendar year in which the increase will occur, and (ii) 1.5% of the total number of our ordinary shares outstanding on December 31 of the immediately preceding calendar year.

The “evergreen” provision of the 2017 Plan is intended to ensure that the 2017 Plan maintains a sufficiently large pool of ordinary shares to enable us to grant share-based compensation on an ongoing basis, without the need to seek shareholder approval of each such increase, which may be costly, time-consuming and inefficient. However, given our continued rapid growth and our current business plan, we believe that the current “evergreen” provision in the 2017 Plan is not sufficient for us to execute our growth plan.  Specifically, the current annual increase by 1.5% of our outstanding shares as of the previous year-end is not sufficient to keep up with the equity awards that we need to grant in order to properly incentivize our employees, consultants and directors and to continue to attract and retain top-level executive talent.  As a result, our compensation committee and Board have each approved, based on the recommendation of our management,  an increase of the percentage used for purposes of clause (ii) of the ‘evergreen provision’ from 1.5% to 3.5% of the total number of our ordinary shares outstanding on December 31 of the immediately preceding calendar year.

This proposed amendment to the “evergreen” provision of the 2017 Plan requires the approval of our shareholders, and we are therefore seeking that approval at the Meeting.

The principal features of the 2017 Plan are summarized under “Item 6. Directors, Senior Management and Employees – B. Compensation – Equity Compensation Plan” of our annual report on Form 20-F for the year ended December 31, 2018, which was filed with the SEC on February 25, 2019. That summary does not contain all information concerning the 2017 Plan. A copy of the complete text of the 2017 Plan, as amended, was filed as Exhibit 4.6 to such annual report.

The text of the proposed amendment to the 2017 Plan reads as follows:

 “Section 5.1 of the Gamida Cell Ltd. 2017 Share Incentive Plan is hereby amended such that clause (b)(ii) thereof is deleted and replaced with the following: “Three and a half percent (3.5%) of the total number of Ordinary Shares that are outstanding as of the end of the last day of the immediately preceding year”.

Proposed Resolution

We are therefore proposing to adopt the following resolution:

RESOLVED, to approve an amendment to the Company’s 2017 Share Incentive Plan to increase the percentage of the Company’s outstanding share capital by which the pool of ordinary shares may increase on an annual basis under the “evergreen” provision, as described in the Proxy Statement, dated April 30, 2019.

Required Vote

See “Quorum and Required Vote” above.

Board Recommendation

The Board unanimously recommends that you vote “FOR” the proposed resolution.

PROPOSAL FIVE
APPROVAL OF AN AMENDMENT TO OUR COMPENSATION POLICY FOR EXECUTIVE OFFICERS AND DIRECTORS

Background

In accordance with the Companies Law, in connection with our initial public offering, we have adopted a compensation policy for executive officers and directors setting forth the employment terms of our executive officers and directors.

Following a review of the compensation policy by our compensation committee and Board of directors, the compensation committee and Board have approved, and recommended that our shareholders approve, an amendment to the compensation policy in the form provided below.

If the compensation policy and any amendment thereto is not approved by the shareholders by the required majority, our Board may nonetheless approve the compensation policy and any amendment thereto, provided that our compensation committee and thereafter our Board have concluded, following further discussion of the matter and for specified reasons, that such approval is in our best interests.

The proposed amendment increases the equity compensation threshold payable to our directors to align the terms of the compensation policy with the proposed change under Proposal 3 and it is designed to allow us to continue and attract prominent candidates to serve as members of our Board. When considering the proposed amendment to compensation policy, the compensation committee and the Board considered numerous factors, including the advancement of our objectives and our business plan and its long-term strategy as well as a benchmark analysis of compensation terms of peer companies prepared by an independent compensation advisor.

Our compensation committee and Board believe that by approving the proposed amendment to the compensation policy, we will be better positioned to hire, retain and motivate leading candidates to serve as members of our board of directors.

It is therefore proposed to amend Section 26 of the compensation policy to read as follows:

“26.          Each member of Gamida’s Board, other than the chairperson, may be granted an annual equity-based compensation of up to half-a-percent (0.5%) of the fully diluted share capital of the Company. The chairperson of the Board may be granted an annual equity-based compensation of up to one percent (1%) of the fully diluted share capital of the Company.”

Proposed Resolution

We are therefore proposing to adopt the following resolution:

RESOLVED, to approve an amendment to the Company’s compensation policy for executive officers and directors, as described in the Proxy Statement, dated April 30, 2019.

Required Vote

See “Quorum and Required Vote” above.

Board Recommendation

The Board unanimously recommends that you vote “FOR” the proposed resolution.

PROPOSAL SIX

RE-APPOINTMENT OF AUDITORS
Background

Under the Companies Law and our articles of association, the shareholders of the Company are authorized to appoint the Company’s independent auditors. In addition, under our articles of association, the board of directors is authorized to determine the independent auditor’s remuneration. The Nasdaq corporate governance rules require that the Company’s audit committee approve the re-appointment and remuneration of the independent auditor.

At the Meeting, shareholders will be asked to approve the re-appointment of Kost, Forer, Gabbay & Kasierer, a member firm of  Ernst & Young Global, as the Company’s independent auditors for the year ending December 31, 2019, and its service until the annual general meeting of shareholders to be held in 2020.

The following table sets forth the total compensation that was paid by the Company and its subsidiaries to the Company’s independent auditors in each of the previous two fiscal years:

	2017	2018
	(US$ in thousands)	(US$ in thousands)
Audit Fees(1)	30	230
Audit-Related Fees (2)	24	10
Tax Fees (3)	12	8
All Other Fees (4)	30	120
Total	96	368

(1)
Audit fees consists of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide and includes audit services in connection with our public offering in the United States in 2018.

(2)
Audit-related fees would be assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under item (1).

(3)	Tax fees relate to tax compliance, planning and advice.

(4)	All other fees would be fees billed for products and services provided by the principal accountant, other than the services reported in items (1) through (3).

Proposed Resolution

We are therefore proposing to adopt the following resolution:

RESOLVED, to approve the reappointment of Kost, Forer, Gabbay & Kasierer, a member firm of  Ernst & Young Global, as the Company’s independent auditors for the fiscal year ending December 31, 2019, and its service until the annual general meeting of shareholders to be held in 2020.

Required Vote

See “Quorum and Required Vote” above.

Board Recommendation

The Board unanimously recommends that you vote “FOR” the proposed resolution.

OTHER BUSINESS

The Board is not aware of any other matters that may be presented at the Meeting other than those specified in the enclosed Notice of Annual General Meeting of Shareholders. If any other matters do properly come before the Meeting, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment and in the interest of the Company.

ADDITIONAL INFORMATION

The Company’s annual report on Form 20-F for the year ended December 31, 2018, which was filed with the SEC on February 25, 2019, and other filings with the SEC, are available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the Investors section of the Company’s website at www.gamida-cell.com. Shareholders may obtain a copy of these documents without charge at www.gamida-cell.com.

          The Company is subject to the information reporting requirements of the Exchange Act, applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s SEC filings are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

By order of the Board:

/s/ Robert I. Blum
Robert I. Blum
Chairman of the Board

April 30, 2019